EXHIBIT 3.1

Ecology and Environment Inc.’s Board of Directors voted to amend the Re-Stated By-Laws on May 28, 2019. The amendments to the Re-Stated By-Laws are set out in the underlined and italicized text below. The capitalized, but undefined, terms used in the amendments below have the meanings given to those terms in the Re-Stated By-Laws.

Article II, Section 2:

The annual meeting of Shareholders shall be held at any time during the period January 1 through April 30 at a time selected by the Board of Directors, or such other date selected by the Board of Directors during the calendar year, at which time the Shareholders shall elect a Board of Directors by a majority of votes cast of candidates nominated by the Board of Directors and/or a shareholder pursuant to Section 4, and transact such other business as may properly be brought before the meeting.

Article II, Section 4 A 1(b):

(b)
Without qualification, for any nominations to be properly brought before an annual meeting by a shareholder pursuant to Section 4 A 1(a)(ii), the shareholder must have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation.  To be timely, a shareholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting and not earlier than the close of business on the 180th day prior to the first anniversary of the preceding year’s annual meeting of shareholders; (such notice, within such time periods, shall constitute “Timely Notice”).  In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a shareholder’s notice as described above. However, in a situation in which, as a result of the adjournment or postponement of an annual meeting or the date on which the annual meeting actually occurred, the ability of a shareholder to comply with the Timely Notice requirement would be impracticable, as determined by the Board, an exception to the Timely Notice deadline shall be established by the Board for the following year’s annual meeting, which revised Timely Notice deadline shall be at least 120 days prior to distribution of the public notice of the proxy statement and the announcement of the next annual meeting (the “Timely Notice Exception”).  The Timely Notice Exception deadline shall be disclosed to shareholders in a public announcement or the proxy statement for the current year’s annual meeting.

Article II, Section 4 A 2(b):

(b)
Without qualification, for any business to be properly brought before an annual meeting by a shareholder pursuant to Section 4 A 2(a)(ii), the shareholder must have given Timely Notice, or if applicable, Timely Notice Exception (as defined in Section 4 A 1(b) above), thereof in writing to the Secretary of the Corporation and such business must otherwise be a proper matter for shareholder action.  In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a shareholder’s notice as described above.